Contact

www.linkedin.com/in/
jeromehamiltoncpim (LinkedIn)
opentherapeutics.org/ (Other)

Top Skills

Six Sigma

Manufacturing

Operational Excellence

Honors-Awards

Jerome Hamilton Ranks #31 in the Financial Times' Annual EMPower List of Top 100 Ethnic Minority Leaders

Jerome Hamilton

Creating change, C-Suite Business Leader, Author, Team Development & Board Member

Greater Minneapolis-St. Paul Area

Summary

From producing products for General Motors & Ford, to medical device manufacturing, my experience is thorough. Currently a Chief Operating Officer and prolific board member, business development leader, and co-founder of Brown Venture Group. I am a Board Member of the Minnesota Orchestra, and V2Soft. Co-author of the book, "Make Your Business a Lean Business"[ISBN 9781439829998].

With over twenty years of management in industrial products, auto manufacturing, and Bio-Tech, I have the proven experience to drive innovation. With a tenured history of delivering products at the speed of the customer, I have a strong track record of achieving a competitive advantage - and profitable growth in challenging conditions.

Capable of inspiring teams, solving problems, and taking calculated risks, I have built trusting relationships with management, staff, and customers alike. Experienced in global operations with international assignments, I am savvy at logistical planning country-specific industrial management.

As a deeply faithful father and husband who believes that helping others doesn't stop with family and business. From volunteering in Haiti, to serving the Minnesota Orchestra and Goodwill Easter Seals Board, I place community and serving others on top of my priority list.

As an ordained minister, I am dedicated to serving those who are unrepresented in both the business community, as well as the citizens of his community leading social impact initiatives and planning.

I have an extensive past in the martial arts, studying Tai Kwon Do, Tang Soo Do, and Gracie Ju Jit Su, I have learned the importance of discipline and compassion and a unique advantage of understanding everyone's plight, regardless of any socio-economic hardship. This compassion has exposed me to many avenues in business and social impact opportunities.

Proven CEO - former advisor to IKAZZ CEO (IKAZZ had a successful exit in 2018) and currently Senior Advisor to the same CEO in a new venture, Coyna.

Experience

Warecorp

Chief Operating Officer/Partner
February 2019 - Present (5 years 4 months)
Greater Minneapolis-St. Paul Area

Creating profitable global growth. operational excellence, strategic deployment and execution, marketing/sales, capital acquisition, and investor relations.

~ Created a 70% increase in revenues over 24 months.
~ Raised $1M in capital during 2020, and drove 25% YOY growth.

Brown Venture Group

Partner
April 2019 - Present (5 years 2 months)
Minneapolis, Minnesota, United States

Leading a venture group focused on companies who seek capital for underserved technology talent. Creating sustainable foundations in business for the underserved who have excellent business drive and great ideas.

Open Therapeutics

CEO, Board Member, Chief Business Officer
April 2016 - July 2022 (6 years 4 months)
Cincinnati, Ohio Area

A hybrid life science and information technology company. I lead all external partnerships, investments, global strategy, vision, business development, marketing, talent acquisition, and ROI for shareholders. To date, have created more than $30M in valuation.

Goodwill-Easter Seals Minnesota

Chairman

February 2018 - February 2020 (2 years 1 month)

A 501(c)3 nonprofit that offers job training and customized career support to eliminate barriers to work and independence. Proceeds from thrift retail, e-commerce, grants and financial contributions fund our nearly 20 customized services that help Minnesotans get equitable access to jobs, create stable careers and advance in the workplace.

Stratasys

Senior Vice President of Global Operations

December 2014 - January 2016 (1 year 2 months)

Eden Prairie, MN

I led global manufacturing, strategic sourcing, supply chain, and worldwide distribution teams supporting Stratasys products. I drove cross-functional continuous improvement through pperational excellence that influence global process effectiveness and efficiencies. Developed and institutionalized high quality global manufacturing processes while providing vision, strategy, and tactics to ensure that global operations can support aggressive growth.

3M

8 years

Vice President Lean Six Sigma, Corporate Quality, & Acquisition Integration (Global)

October 2012 - January 2015 (2 years 4 months)

St. Paul, MN U.S.

Global Lean Manufacturing strategy and execution, global six sigma planning, target setting, and execution, global quality management system design and implementation, Supply chain acquisition playbook development & execution, Global engineering project review committee.

~ Delivered $1.2B in cost savings and $300M in top line growth.

~ Developed global Acquisition Integration and Quality playbooks.

General Manager Global Masking & Surface Protection Business

October 2010 - October 2012 (2 years 1 month)

Responsible for strategy development and operating plan execution.
Responsible for product portfolio and sales & marketing planning and execution.

Global Director Lean Six Sigma & Business Initiatives

2007 - November 2010 (3 years)

Member of operating committee, $8 B business.

Ford Motor Company
Plant Manager of Twin Cities Assembly Plant
2004 - 2006 (2 years)

Promoted to Assistant Plant Manager and then to Plant Manager of Ford Motor Company's St. Paul, Minnesota Ranger Truck operation. Improved Management/UAW relations and led plant-wide lean manufacturing implementation

Ford Motor Company
4 years

Plant Manager of Maumee Stamping Plant
2001 - 2003 (2 years)

Plant Manager of the Ford Maumee Stamping Operations. Led cost improvements totaling 12M through enhanced employee engagement and operational excellence, while sustaining quality performance and winning the Ford Quality Leadership Award for the Stamping Business Unit.

Global Director, Material Flow Engineering
May 1999 - July 2001 (2 years 3 months)

Recruited to Ford HQ to design/deploy world class Lean Manufacturing globally. Led the re-engineering of one of Ford's top two plants in size and production, positioning it to generate $200+ M of new business from the same plant footprint while strengthening health/safety performance through improved operator ergonomics.

General Motors Corporation
Engineering Manager
1997 - 1999 (2 years)

Selected by GM to join New United Motors Manufacturing, INC. (NUMMI) flagship JV of General Motors and Toyota. Acquired lean manufacturing expertise in production facility and in Japanese plants, and implemented lean toyota production principles in floor operations.

Education

Harvard Business School
AMP, Business · (2010 - 2010)

Georgia Institute of Technology
Master, International Logistics · (2000 - 2002)

University of Detroit Mercy
Master, Engineering Management · (1995 - 1997)

Georgia Institute of Technology
Bachelor, Industrial Engineering · (1989 - 1991)

Morehouse College
Bachelor, General Science · (1985 - 1989)